SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 1)

                     Community Financial Group, Inc.
                    (formerly The Bank of Nashville)
                     ______________________________
                           (Name of Issuer)


                     Common Stock ($6.00 par value)
                     ______________________________
                     (Title of Class of Securities)

                               Leon Moore
                           217 West Main Street
                            Gallatin, TN 37066
                              (615) 452-7200
                     ______________________________
                   (Name, address and telephone number
                     of person authorized to receive
                        notices and communications)

                             April 2, 1996
                      ______________________________
                            (Date of Event)

1.  Name of Reporting Person:

     Leon Moore
      ###-##-####

2.  Check Appropriate Box if Member of a Group (a) _X_   (b) ___

3.  SEC Use

4.  Source of Funds: PF

5.  Check box if Disclosure of Legal Proceedings Required ____

6.  Citizenship or Place of Organization: USA

7.  Sole Voting Power: 144,754

8.  Shared Voting Power: 109,000

9.  Sole Dispositive Power: 144,754

10. Shared Dispositive Power: 109,000

11. Aggregate Amount Beneficially Owned: 253,754

12. Check box if Aggregate Amount Excludes Shares ____

13. Percent of class represented: 11.56%

14. Type of Reporting Person: FN

1.  Name of Reporting Person:

     ShoLodge, Inc.
     62-1015641

2.  Check Appropriate Box if Member of a Group (a) _X_   (b) ___

3.  SEC Use

4.  Source of Funds: n/a

5.  Check box if Disclosure of Legal Proceedings Required ____

6.  Citizenship or Place of Organization: Tennessee

7.  Sole Voting Power: 109,000

8.  Shared Voting Power: 0

9.  Sole Dispositive Power: 109,000

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned: 109,000

12. Check box if Aggregate Amount Excludes Shares ____

13. Percent of class represented: 4.97%

14. Type of Reporting Person: CO

1.  Name of Reporting Person:

    The Leon Moore Family Trust

2.  Check Appropriate Box if Member of a Group (a) _X_   (b) ___

3.  SEC Use

4.  Source of Funds: n/a

5.  Check box if Disclosure of Legal Proceedings Required ____

6.  Citizenship or Place of Organization: Tennessee

7.  Sole Voting Power: 8,617

8.  Shared Voting Power: 0

9.  Sole Dispositive Power: 8,617

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned: 8,617

12. Check box if Aggregate Amount Excludes Shares ____

13. Percent of class represented: less than 1%

14. Type of Reporting Person: OO

ITEM 1.     SECURITY AND ISSUER.

            This Schedule 13D relates to common stock, $6.00 par value, of Community Financial Group, Inc. (formerly The Bank of Nashville). The principal executive office of Community Financial Group, Inc. is 401 Church Street, Nashville, Tennessee 37219.


ITEM 2.     IDENTITY AND BACKGROUND.

            The identity and background of the persons filing this Schedule 13D as a group are as follows:

            (1)   (a)   Leon Moore

                  (b) Business Address: 217 West Main Street, Gallatin, Tennessee 37066

                  (c) President of ShoLodge, Inc., 217 West Main Street, Gallatin, Tennessee 37066, a corporation engaged in the ownership, management and franchising of lodging facilities and the ownership and management of restaurants.

                  (d) During the last five years, Mr. Moore has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Moore was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)   Citizen of United States of America

            (2)   (a)   ShoLodge, Inc., a Tennessee corporation

                  (b) Business Address: 217 West Main Street, Gallatin, Tennessee 37066

                  (c) A corporation engaged in the ownership, management and franchising of lodging facilities and the ownership and management of restaurants

                  (d) During the last five years, ShoLodge, Inc. has not been convicted in a criminal proceeding.

                  (e) During the last five years, ShoLodge, Inc. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (3)   (a)   The Leon Moore Family  Trust, organized under Tennessee
                        law

                  (b)   Business  Address:   217 West  Main  Street,  Gallatin,
                        Tennessee 37066

                  (c) A trust for the benefit of Leon Moore's wife and children

                  (d) During the last five years, The Leon Moore Family Trust has not been convicted in a criminal proceeding.

                  (e) During the last five years, The Leon Moore Family Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION.

            The purchases by Mr. Moore were funded by personal funds of Mr. Moore, the purchases by ShoLodge, Inc. were funded by general working capital funds of ShoLodge, Inc. and the acquisitions by The Leon Moore Family Trust were funded by contributions by Mr. Moore as grantor. The shares acquired since the original Schedule 13D included those issued by the issuer to Mr. Moore as a director of the issuer in payment of directors' fees and the transfer for shares from ShoLodge, Inc. to Mr. Moore, personally, which transfer was funded by Mr. Moore's personal funds. No part of the purchase price by any party of the group was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.


ITEM 4.     PURPOSE OF TRANSACTION.

            The securities of the issuer were acquired for the purpose of investment or as director's fees paid by the issuer to Mr. Moore in his capacity as a director of the issuer. The reporting persons have no present plans which relate to or would result in:

            (a) the acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer;

            (c) a sale or transfer of a material amount of assets of the issuer;

            (d) any change in the present board of directors or management of the issuer;

            (e) any material change in the present capitalization or dividend policy of the issuer;

            (f) any other material change in the issuer's business or corporate structure;

            (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            (h) causing a class of securities of the issuer to be delisted from an national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)   any actions similar to any of those enumerated above.

            The reporting persons, however, reserve the right to change their present intentions with respect to any of the above-referenced matters after the date of this Schedule 13D.


ITEM 5.     INTEREST AND SECURITIES OF THE ISSUER.

            Since the original Schedule 13D, the issuer has issued 2,213 shares to Mr. Moore as payment of directors' fees and Mr. Moore has contributed 788 of such shares to The Leon Moore Family Trust. On April 2, 1996 ShoLodge, Inc. sold 84,712 shares to Mr. Moore, personally, which purchase was funded by personal funds.

            The table set forth below states the aggregate number and percentage of the class of securities identified pursuant to Item 1 (based on the number of securities outstanding as contained in the most recently available filing pursuant to the Securities Exchange Act of 1934 by the issuer) beneficially owned by each person named in Item 2.

                         Sole       Shared         Sole             Shared
                        Voting      Voting      Dispositive       Dispositive
                        POWER       POWER         POWER             POWER

Leon Moore              144,754{(1)}109,000{(2)} 144,754{(1)}     109,000{(2)}
ShoLodge, Inc.          109,000        0         109,000              0
The Leon Moore
  Family Trust            8,617        0           8,617              0
______________
{(1)}Includes 8,617 shares owned by The Leon Moore Family Trust.
{(2)}Consists of 109,000 shares owned by ShoLodge, Inc.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None

                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to
Schedule 13D is true, complete and correct.



Dated: May 17, 1996                       /S/ LEON MOORE
                                          Leon Moore



                                          ShoLodge, Inc.


                                          By:/S/ LEON MOORE
                                              Leon Moore, President



                                          The Leon Moore Family Trust


                                          By:/S/ LEON MOORE
                                              Leon Moore, Trustee